Exhibit 1
FOR IMMEDIATE RELEASE

SARISSA CAPITAL ISSUES OPEN LETTER REGARDING
ASTEX PHARMACEUTICALS

Sarissa Capital will not tender at current price

Sarissa Capital believes flawed process led to low price

Greenwich, CT, October 2, 2013, Sarissa Capital issues the following letter regarding Astex Pharmaceuticals, Inc. (NASDAQ: ASTX):

We are one of Astex’s largest shareholders, owning approximately 5% of the outstanding shares of the company.  We believe the recently announced merger transaction with Otsuka Pharmaceutical significantly undervalues Astex and therefore we do not intend to tender our shares.

It seems clear to us from both analyst commentary and press reports in response to the announcement of the Otsuka transaction that many shareholders concur with our view of the valuation of Astex and perhaps share our concerns about both the timing of the auction process and the manner in which it was conducted.  With regard to timing, Astex’s recent report on August 28th of clinical data on SGI-110, the company’s second-generation DNA methyltransferase inhibitor, suggested the promise of the drug.  However, it is the clinical studies to be reported in December 2013 and in 2014 that could most definitively illustrate the value the drug will confer to Astex.  The fact that Astex is trying to consummate the sale process before these data are available is inexplicable and disturbing.  With regard to the manner in which the auction was conducted, we believe that the process was flawed.  It is our view that Astex did not reach out to all potentially interested bidders, and we are troubled by the carefully worded language in the various public disclosures by Astex that suggests that the auction process may have been inappropriately biased towards a transaction that would preserve the existing infrastructure of Astex rather than obtain the highest value transaction for shareholders.  Among the many troubling aspects of the process is the fact that only a small number of bidders entered into a confidentiality agreement with Astex (perhaps in part because of the extraordinarily long three year standstill and the fact that under the agreement, bidders could not even ask to modify the terms!).

Astex’s latest disclosures include many amendments and corrections to their previous version of events that led to the proposed transaction that increase our concerns about the integrity of the process and their apparent cavalier attitude toward disclosing important facts.

While the $2 million “merger success bonus” provided to the CEO of Astex for consummating the Otsuka transaction was previously disclosed, we recently learned that Otsuka expects to offer senior management "compensation opportunities GREATER than those currently available at Astex" if they complete the deal and would allow them to participate in a long-term compensation program that would "provide for significant compensation incentives"!  These offers are extraordinarily upsetting and suggest to us that the management was not and cannot be objective about this proposed transaction.   Also, we believe that the fact this information has just become public suggests they were trying to hide important issues about the motivations of senior management and the inadequacy of the proposed merger process.

As shareholders, we benefit from extending the offer period as long as possible.  Importantly, under the Otsuka merger agreement, if a minimum number of shares are not tendered on October 10, Otsuka must extend the offer for a period of at least 10 business days and must then extend the offer for a second 10 business day period if this minimum condition is again not satisfied after the expiration of the first extension.  This process at least offers an opening to potential bidders who were shut out or wary of the process to engage with the company.  We are reaching out to potential bidders who we believe were left out of the process.  Bizarrely, Astex only just yesterday released a potential bidder from the standstill where they could not even communicate with Astex.  Notably, since Otsuka does not have the ability to terminate the transaction for any material adverse change related to the results of any clinical trials being conducted by Astex, we believe there is minimal risk that any negative clinical data presented during the successive tender periods could adversely affect the contemplated transaction.

In summary, we believe near term clinical data and the possibility of a properly run bidding process in the future could lead to significantly more value for our Astex shares.

Sincerely,

/s/ Alexander J. Denner, Ph.D.
/s/ Richard C. Mulligan, Ph.D.
Sarissa Capital Management LP

Contact: Melinda Zech (203) 302-2331